

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 5, 2007

Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re: K12 Inc.**
> **Form S-1/A**
> **Filed September 26, 2007**
> **File No. 333-144894**

Dear Mr. Packard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Company, page 1</u>

1.   We note your response to our prior comment 10. Please provide additional support to explain the basis for your determination that the virtual public schools you serve "generally test near, and in some cases above, state averages on standardized achievement tests."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Key Aspects and Trends of Our Operations, page 30

Selling, Administrative and Other Operating Expenses, page 33

2.   Please revise to explain the basis of your expectation that selling, administrative and other operating expenses, as a percentage of revenues, will decline over time. We note that these expenses have remained relatively stable as a percentage of revenues over your last three fiscal years.

Results of Operations, page 39

Comparison of Years Ended June 30, 2007 and 2006, page 39

3.   We note on page F-10 that capitalized curriculum costs increased from $0.7 million to $8.7 million from fiscal year 2006 to 2007, please provide an explanation as to why this increase occurred and how the increase affected net income.

4.   In your discussion of revenues on pages 40 and 41, you mention your addition of high school grades as a factor contributing to revenue growth. Please revise to quantify the impact on revenue growth of the additional grades in each of your last two fiscal years as compared to other identified factors, such as new school openings.

Business, page 49

Our Company, page 49

5.   Please revise the first full paragraph on page 49 to clarify the distinction between the seven virtual public schools to which you provide limited management services, mentioned in the first sentence, and the additional 27 schools to which you provide limited management services, mentioned in the second sentence.

Competition, page 62

6.   We note your revised disclosure on page 63 in response to our prior comment 31. We reissue our prior comment with respect to the market for providers of curriculum and services to virtual public schools. Elsewhere you disclose numbers of virtual public schools operating, numbers of students enrolled in virtual public schools and companies providing curriculum and services to virtual public schools. Therefore, we believe you are able to provide a meaningful analysis of your relative market position at least with respect to virtual public

school operations. To the extent you disagree, please revise your disclosure to explain why you are not able to provide such an analysis with respect to your virtual public school operations.

Regulation, page 66

7.   We note your revised disclosure in response to our prior comment 32. We also note your disclosure in the last sentence of the paragraph entitled "State Laws Authorizing or Restricting Virtual Public Schools" that some states may require new legislation before virtual public schools can open in the state. Please revise to discuss the extent to which you believe new legislation would be required before expanding your virtual school operations into new states. For example, do you currently operate in most or all states in which virtual public schools are authorized? To the extent there is significant uncertainty whether virtual schools are authorized in certain states, discuss how you factor that uncertainty into decisions whether to pursue expansion into new states.

Compensation Discussion and Analysis, page 79

Elements of Compensation, page 79

8.   We note your revised disclosure regarding the Compensation Committee's subjective determination that corporate goals were achieved in 2007. However, please revise further to discuss how individual achievements were measured in 2007 and how such individual achievements factored into your compensation decisions. In connection with this discussion, you should explain differences in compensation among the named executive officers and how such differences fit into your overall compensation philosophy and objectives. For example, we note that your named executive officers received bonus amounts in 2007 in differing relations to their respective target percentages. Additionally, Mr. Packard and Mr. Davis received stock option grants in 2007 while the other named executive officers did not.

9.   We note your statement on page 80 that 2008 performance targets will be difficult to achieve because they will require the Company to expand jurisdictions. Please revise to provide additional detail about the level of difficulty associated with achieving your 2008 performance measures. Provide as much detail as necessary without providing information that would lead to competitive harm. Since the performance metrics associated with Mr. Packard's option vesting schedules appear to be different from your general corporate targets for bonus purposes, you should discuss the difficulty associated with each of such metrics separately.

10.   We note your statement on page 80 that each executive will have an individual set of goals in 2008. Please revise to provide additional detail about these individual goals. For example, discuss the nature of these goals, how they will be measured,

how difficult they will be to achieve, how they will differ among your named executive officers and how significant a factor in compensation decisions they will be. To the extent you cannot disclose the actual goals, please explain in detail why in your response letter.

11. We note your response to our prior comment 36. However, it is not clear whether the compensation committee has set the performance goals for 2008. The first sentence in the last paragraph in the subsection entitled "Annual Performance Bonus" indicates that the compensation committee "plans" to set such goals, yet next sentence implies that the "targets" have already been set. Clarify whether the targets have been set. If they have been set, explain why disclosure of such goals would not help in an understanding of the compensation committee's subjective determination of the 2007 performance goals and

- how competitors and suppliers would be able to use your company-wide financial targets to provide competitively useful insights into your pricing, considering that historical information about your financial performance will be public information;

- how competitors' ability to lure away talent would be materially affected by disclosure of financial targets, considering that compensation from completed years as well as your current compensation arrangements and employment agreements will be public information;

- why disclosure of target levels is not material to investors; and

- whether information regarding your target levels is kept confidential and the efforts you take to protect such information.

Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each type of performance target you will use (whether for bonuses, stock options or otherwise) and explain how disclosure could lead to competitive harm.

Employment, Severance and Change in Control Agreements, page 81

12. Please revise to explain why you entered into new or amended employment agreements with Mr. Packard and Mr. Baule in July, 2007.

Outstanding Equity Awards at Fiscal Year End for 2007, page 84

13. We note the 300,000 options with performance based vesting schedules that were fully vested as of June 30, 2007 discussed in the penultimate sentence in footnote

one to the table. Please explain to us in your response letter why you included these 300,000 options in the column for unearned options. Additionally, if the jurisdictional and expansion targets have already been achieved, please disclose them or explain to us in your response letter why you believe such information should be afforded confidential treatment. In this regard, we note that the analysis you provided in response to our prior comment 36 focused on the disclosure of forward-looking targets.

Certain Relationships and Related-Party Transactions, page 90

Policies and Procedures for Related-Party Transactions, page 90

14.   We note the pre-approval of certain types of transactions discussed in the third paragraph of this section. Please advise us in your response letter, with a view towards disclosure in your prospectus, whether you have a policy or procedure to identify such pre-approved transactions to the extent they will be required to be disclosed pursuant to Regulation S-K Item 404.

Shares Eligible for Future Sale, page 101

Lock-Up Agreements, page 101

15.   Please revise the paragraph regarding directed shares to be consistent with your disclosure on page 105 regarding the percentage of shares reserved and the underwriter reserving the shares.

Notes to the Financial Statements,
Revenue Recognition, page F-7

16.   We note your response to prior comment 58. In regards to the student personal computers offered to the students through the schools, please explain to us your consideration of lease accounting literature such as EITF 01-08 and SFAS 13 in determining the appropriate revenue recognition policy. In addition, it appears it may be necessary for you to report these revenues separately on the face of your income statement pursuant to Rule 5-03 of Regulation S-X.

Note 4. Income Taxes, page F-13

17.   We note your response to comment 70 and the disclosure provided on page 39 and in Note 4. In light of the fact that you have earned income before income taxes in 2007 and 2006, and have cumulative earnings before income taxes for the most recent three year period, we do not understand why it is reasonable to consider "recent cumulative losses" as significant negative evidence in support of a conclusion that it is more likely than not that you will not recover any of your deferred tax assets. Provide us a factually based explanation of why your

conclusion that it is more likely than not that the Company will not generate *any* taxable income through 2027 is reasonable or revise.

18.   Further, in your response to comment 70 under Future Taxable Income Exclusive of Reversing Temporary Differences & Carryforwards, you state that "due to the reversal of certain temporary differences, taxable income is expected to be break-even or an immaterial positive taxable income." Explain to us why your benefiting from the reversal of certain temporary differences is not positive evidence in support of a reduction in the valuation allowance. When assessing whether the Company will have future taxable income exclusive of reversing temporary differences and carryforwards, you should consider the possibility of taxable income before the effects of reversing temporary differences and carryforwards, not after.

19.   We question the accuracy of certain of your disclosures concerning the basis for your policy of fully reserving your deferred tax assets. In the second paragraph on page F-13 you state "the Company has historically generated tax losses and therefore has no tax earnings history." In the first paragraph on page 39 you state "[w]e are in a cumulative loss position as a result of our cumulative operations for the years ended June 30, 2005, 2006 and 2007." Please revise these disclosures and your other income tax related disclosures, as necessary, and advise us.

Note 9. Stock Option Plan, page F-19

20.   We note your response to prior comment 73. For grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, please revise MD&A to discuss of each significant factor contributing to the difference between the fair value of the stock options as of the date of each grant for the options and the estimated IPO price of the common stock of K12, Inc.

Other

21.   We note your response to prior comment 77. Explain to us why you have not identified your separate regional operations or your operations for each school system as separate operating segments in accordance with paragraph 10 of SFAS No. 131.

22.   So that we better understand how you have analyzed the structure of your internal organization and how, under the guidance in SFAS No. 131, it is appropriate for you to not report any segment information, please provide to us copies of all reports of discrete financial information that are available to your chief operating decision maker.

23.   We note your response to comment 78 and we are considering whether the acquisition of Socratic should be considered an acquisition of a business. Notwithstanding this question or your reasons for not performing the income test when assessing the significance of Socratic, provide us the results of this test of significance. Also, provide us a copy of the Socratic audited balance sheet and income statement for its most recent fiscal year.

Schedule II

Allowance for Doubtful Accounts, page F-23

24.   We note that you deducted approximately $1 million from your allowance for doubtful accounts during the fiscal year ended June 30, 2007. Please discuss in MD&A the decrease in the allowance, including why it was necessary and its impact on your results of operations, and advise us. The extent the deduction has materially impacted your results of operations, including how it has affected the trends in your operations and specific income statement line-items, should be made transparent to readers. Provide to us in your response to this comment an explanation of how you accounted for the deduction.

Part II, Exhibits

25.   We note your response to prior comment 79. We also note your disclosure in your risk factors' section which indicates that your contracts with four virtual schools account for 49% of your revenues and that the loss of any of these contracts would have a material adverse effect on your operations. In light of your dependence on each of these agreements, it would appear that each constitutes a material agreement that should be filed as an exhibit to the registration statement. Please revise accordingly.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John

Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: William P. O'Neill, Esq.
         Latham & Watkins LLP
         Via facsimile at (202) 637-2201